Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources”)
DIRECTOR’S RANDGOLD RESOURCES SHAREHOLDING
London, United Kingdom, 16 February 2009 — Randgold Resources Limited announces that Dr Aubrey Paverd, a non executive director of Randgold Resources, sold 10,000 shares in Randgold Resources on Friday 13 February 2009, at a price of £33.25.
Dr Paverd’s holding in the company is now 33,122 ordinary shares or 0.04% of the current issued share capital.

Randgold Resources Enquiries:
Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com